UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of February, 2003

                            GRUPO TELEVISA, S.A.
                   -------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
------------------------------------------------------------------------------
                 (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F   X                               Form 40-F
                     -----                                       -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                        No    X
                 -----                                      -----

     (If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82     .)
                                                 -----

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: February 27, 2003                     By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President

[LOGO - TELEVISA]


FOR IMMEDIATE RELEASE

                 GRUPO TELEVISA REPORTS FOURTH QUARTER AND
                           FULL YEAR 2002 RESULTS

                     - TOTAL REVENUES INCREASED 3.7% -
                   - CONSOLIDATED EBITDA INCREASED 7.1% -
                      - UPFRONT SALES INCREASED 2.4% -
                   - AUDIENCE SHARE INCREASED TO 74.4% -
                 - THE BOARD TO PROPOSE DIVIDEND PAYMENTS -

o NET SALES for 2002 increased 3.7% to Ps.21,559,269 thousand despite a difficult economic environment in Mexico and abroad. The growth in revenues was a result of higher sales in the Television Broadcasting, Publishing Distribution and Programming for Pay Television segments.


o For 2002, EBITDA increased 7.1% to Ps.6,100,017 thousand. The improvement in EBITDA is attributable to higher net sales and lower administrative expenses. The Television Broadcasting EBITDA also increased 7.4% compared to last year.


o As of December 31, 2002, we had received aggregate UPFRONT ADVERTISING DEPOSITS for television advertising of approximately Ps.11,305 million. The deposits as of December 31, 2002 represented a 7.9% nominal increase, or 2.4% in real terms, as compared to the prior year.


o National urban RATINGS and AUDIENCE SHARE reported by IBOPE confirm that in 2002, Televisa increased its ratings and audience share. In prime-time, audience share amounted to 72.5% and in sign-on to sign-off, audience share increased to 74.4%. Televisa aired 93 of the 100 most popular programs in 2002, maintaining its dominant position in prime-time.


o The Board of Directors decided today to propose at our next shareholder meeting an annual DIVIDEND PAYMENT plan, starting in 2003. The amount of the dividend payments will be proposed on an annual basis by the Board of Directors based on the Company's results of operations, financial condition, investments and other relevant factors. For 2003, the Board decided to propose the payment of a dividend in the amount of Ps.550 million.

              GRUPO TELEVISA, S.A., Av. Vasco de Quiroga 2000,
                     Col. Santa Fe, Mexico, D.F.01210

FOURTH QUARTER AND FULL YEAR 2002 RESULTS              GRUPO TELEVISA, S.A.
---------------------------------------------------------------------------

CONSOLIDATED RESULTS
---------------------------------------------------------------------------

                         MEXICO CITY, D.F., February 26, 2003 -- Grupo Televisa, S.A. (NYSE:TV; BMV: TLEVISA CPO) today announced results for the fourth quarter and unaudited full year ended December 31, 2002. Results, which are attached, are in thousands of Mexican pesos and have been prepared in accordance with Mexican GAAP, and adjusted to pesos in purchasing power as of December 31, 2002. Financial highlights are as follows:

                                           TWELVE MONTHS ENDED DECEMBER 31,
                                               2002                 2001
      ---------------------------------------------------------------------
      NET SALES(1)                       Ps. 21,559,269      Ps. 20,785,582
      COST OF SALES                          12,418,087          12,094,542
      GROSS PROFIT                            9,141,182           8,691,040
      SELLING EXPENSES                        1,685,546           1,574,068
      ADMINISTRATIVE EXPENSES                 1,355,619           1,423,332
      OPERATING EXPENSES                      3,041,165           2,997,400
      EBITDA(2)                               6,100,017           5,693,640
      OPERATING INCOME                        4,650,330           4,339,600
      INTEGRAL COST OF FINANCING                612,972             436,918
      NET INCOME                                807,541           1,422,375


      1 See  "-Results  by  Business  Segment"  for  information  regarding segment results.
      2 EBITDA is defined as operating income before depreciation and amortization.

NET SALES                Net sales increased 3.7% to Ps.21,559,269 thousand
                         in  2002  from  Ps.20,785,582   thousand  in  2001
                         attributable  to higher revenues in the Television
                         Broadcasting segment due to our high ratings and audience shares throughout the year, our strong sales during the 2002 World Cup, a record increase of 19.5% in our local sales driven by Channel 4;
                         additional revenue resulting from the acquisition of a publishing distribution company in Chile; as well as higher sales in the Programming for Pay
                         Television segment. These increases were partially offset by lower sales in the Other Businesses, Programming Licensing, Radio, Cable Television and
                         Publishing segments.

COST OF SALES            Total   cost   of   sales    increased   2.7%   to
                         Ps.12,418,087  thousand in 2002 from Ps.12,094,542
                         thousand in 2001.  The  increase  reflects  higher
                         costs in the Publishing  Distribution  segment due
                         to the acquisition of the publishing  distribution
                         platform in Chile;  the costs  associated with the
                         transmission  of the 2002 World Cup  reflected  in
                         the Television  Broadcasting  segment;  as well as
                         higher   costs  in  the   Cable   Television   and
                         Programming for Pay Television segments. These increases were partially offset by lower costs in the Other Businesses, Programming Licensing, Radio and Publishing segments.

OPERATING EXPENSES       Operating expenses,  including corporate expenses,
                         increased by 1.5% to Ps.3,041,165 thousand in 2002
                         as compared to Ps.2,997,400  thousand  reported in
                         2001.  This  increase is due to a 7.1% increase in
                         selling  expenses  associated  primarily  with the
                         publishing  distribution platform in Chile and the
                         Television  Broadcasting  segment,  as  well  as a
                         higher provision of doubtful trade accounts in the
                         Programming  Licensing division,  partially offset
                         by  the  lower  selling   expenses  in  the  Other
                         Businesses and Cable Television segments. This net
                         increase was partially  offset by a 4.8% reduction
                         in administrative  expenses,  resulting  primarily
                         from the Other Businesses,  Publishing, Television
                         Broadcasting,   Radio  and  Programming  Licensing
                         segments,     partially     offset    by    higher
                         administrative    expenses   in   the   Publishing
                         Distribution and Cable Television segments.

EBITDA EBITDA increased 7.1% to Ps.6,100,017 thousand in 2002 from Ps.5,693,640 thousand reported in 2001. EBITDA margin increased to 28.3% in 2002 from 27.4% reported last year. These increases are primarily related to higher net sales and lower administrative expenses, partially offset by higher cost of sales and selling expenses.

OPERATING INCOME         Operating  income  increased 7.2% to  Ps.4,650,330
                         thousand  in  2002  as  compared  to  Ps.4,339,600
                         thousand  in 2001,  due to  higher  net  sales and
                         lower administrative expenses, partially offset by
                         higher depreciation and amortization costs, mainly
                         in the Television Broadcasting,  Cable Television,
                         Other   Businesses  and  Publishing   Distribution
                         segments, as well as higher cost of sales and selling expenses.

INTEGRAL COST
OF FINANCING             Integral  cost of financing  for the twelve months
                         ended December 31, 2002 and 2001, consisted of (in thousands):

                                                                             Increase
                                                2002             2001       (decrease)
                                           ---------------------------------------------
Interest expense                           Ps. 1,199,168   Ps. 1,102,268   Ps.   96,900
Restatement of investment units ("UDIs")         189,649         171,040         18,609
Gain on interest swap contracts                  (17,664)            -          (17,664)
Interest income                                 (589,627)       (978,417)       388,790
Foreign exchange loss - net                      584,396        (143,608)       728,004
Foreign exchange loss - hedged                  (795,225)            -         (795,225)
Forward exchange contracts                          -            106,268       (106,268)
Loss from monetary position - net                 42,275         179,367       (137,092)
                                               ----------      ----------      ---------
                                           Ps.   612,972   Ps.   436,918   Ps.  176,054
                                               ==========      ==========      =========


                         The expenses attributable to integral cost of financing increased by Ps.176,054 thousand, or 40.3%, to Ps.612,972 thousand for the year ended December 31, 2002 from Ps.436,918 thousand for the year ended December 31, 2001. This increase reflects: (a) a Ps.728,004 thousand increase in net foreign exchange loss, primarily due to the 14.01% depreciation of the Mexican peso as compared to the U.S. dollar during the year ended December 31, 2002, versus a 4.5% appreciation of the Mexican peso as compared to the U.S. dollar during the year ended December 31, 2001, as well as a result of a higher net liability foreign currency monetary position of the Company during the year ended December 31, 2002 as compared to the year ended December 31, 2001; (b) a Ps.388,790 thousand decrease in interest income, primarily as a result of a reduction in interest rates during the year ended December 31, 2002 as compared to the year ended December 31, 2001, which was partially offset by a higher average amount of temporary investments during the year ended December 31, 2002 as compared to the year ended
                         December 31, 2001; (c) a Ps.96,900 thousand increase in interest expense, primarily as a result of a higher level of debt outstanding during the year ended December 31, 2002 as compared to the year ended December 31, 2001, which was partially offset by a reduction in interest rates attributable to certain Company's debt during the year ended December 31, 2002 as compared to the year ended December 31, 2001; and
                         (d) a Ps.18,609 thousand increase in the restatement of the Company's UDI denominated debt, primarily due to a higher inflation during the year ended December 31, 2002 as compared to the year ended December 31, 2001.

                         These increases in the integral cost of financing were partially offset by: (a) a Ps.795,225 thousand decrease in the foreign exchange loss incurred in connection with the Company's U.S.$600 million long-term debt securities maturing in 2011 and 2032, which principal amount is being hedged by the Company's net investment in Univision since March 1, 2002; (b) a Ps.106,268 thousand decrease in loss attributable to foreign exchange contracts which were settled down in the fourth quarter of 2001; (c) a Ps.137,092 thousand decrease in loss from monetary position primarily as a result of a lower net asset monetary position during the year ended December 31, 2002 as compared to the year ended December 31, 2001, which was partially offset by higher inflation in Mexico during the year ended December 31, 2002 (5.7%) as compared to the year ended December 31, 2001 (4.4%); and (d) a Ps.17,664 thousand gain attributable to interest swap contracts outstanding during the fourth quarter of 2002.

RESTRUCTURING AND
NON-RECURRING CHARGES    Restructuring and non-recurring  charges increased
                         by Ps.267,526  thousand,  or 46.6%,  to Ps.841,863
                         thousand for the year ended December 31, 2002 from
                         Ps.574,337  thousand  for the year ended  December
                         31,  2001.  This  increase  primarily  reflects  a
                         Ps.325,383 thousand  non-recurring charge taken in
                         connection with the write-off of exclusive  rights
                         letters   for  soccer   players,   as  well  as  a
                         Ps.163,431 thousand  non-recurring  charge related
                         to the  drawdown  by  DirecTV  under a  letter  of
                         credit  posted by the Company in  connection  with
                         certain   arrangements  between  DirecTV  and  the
                         Company to  broadcast  the 2002  World Cup,  which
                         amount is in dispute by the parties. This increase
                         was   partially   offset   by   a   reduction   in
                         restructuring charges due to fewer work force reductions in the year ended December 31, 2002 as compared to the year ended December 31, 2001.

OTHER EXPENSE-NET        Other   expense-net   increased  by   Ps.1,446,722
                         thousand  to  Ps.2,141,208  thousand  for the year
                         ended December 31, 2002, as compared to Ps.694,486
                         thousand  for the year ended  December  31,  2001.
                         This  increase  primarily  reflects  a  Ps.230,769
                         thousand increase in the amortization of goodwill,
                         primarily in connection  with the  acquisition  of
                         shares of  Univision  in  December  2001 and April
                         2002;  a  Ps.844,286   thousand  increase  in  the
                         write-off of unamortized goodwill,  resulting from
                         the  evaluation of the  recoverability  of certain
                         long-lived  assets;  and  a  Ps.330,791   thousand
                         increase in the loss on disposition of investments
                         for the year ended  December 31, 2002, as compared
                         to the gain for the year ended  December 31, 2001,
                         which primarily included the gain on sale of a 50%
                         limited  voting  stake  in  the  Company's   radio
                         subsidiary in October 2001.

                         Other expense-net for the year ended December 31, 2002 primarily reflects non-cash charges in connection with the amortization of goodwill in the amount of Ps.433,163 thousand and the write-off of unamortized goodwill in the amount of Ps.1,066,997 thousand; as well as fees and expenses for professional services, donations and a net loss in disposition of certain investments and non-current assets for an aggregate amount of Ps.388,485 thousand.

INCOME TAXES             Income  tax,  assets  tax  and  employees'  profit
                         sharing   decreased  by  Ps.272,086   thousand  to
                         Ps.299,347  thousand  for the year ended  December
                         31,  2002  from  a  tax  provision  of  Ps.571,433
                         thousand  for the year ended  December  31,  2001.
                         This  decrease  primarily  reflects a tax  benefit
                         resulting from an annual decrease in the corporate
                         income tax rate  starting  in 2003 and  continuing
                         through 2005 when the corporate  rate will be 32%,
                         and applicable to Mexican  companies in accordance
                         with the Mexican Income Tax Law. The provision for
                         income  taxes  primarily  reflected  the effect of
                         recognizing  assets tax (alternative  minimum tax)
                         rather  than  income  tax  for  consolidation  tax
                         purposes  in Mexico for the years  ended  December
                         31,  2002  and  2001,  as  well  as  income  taxes
                         attributable   to  foreign   subsidiaries  of  the
                         Company for the year ended December 31, 2002.

EQUITY IN RESULTS
OF AFFILIATES            Equity  in  results  of  affiliates  increased  by
                         Ps.562,695  thousand  to a  loss  of  Ps.1,114,566
                         thousand for the year ended December 31, 2002 from
                         a loss of  Ps.551,871  thousand for the year ended
                         December  31,  2001.   This   increase   primarily
                         reflects the recognition of additional equity losses of the Company's DTH joint venture in Mexico ("Innova") and the Company's multi-country
                         DTH joint venture ("Sky Multi-Country Partners") with current operations in Colombia and Chile, as described below. This increase was slightly offset by the increase of the equity in income relating to the Company's investment in Univision.

                         During the years ended December 31, 2001 and 2002, the Company's investment in Innova has been represented by a net liability position on the Company's consolidated balance sheet. This net liability position currently represents equity losses recognized in excess of the Company's capital contributions and long-term loans to Innova, but not in excess of the outstanding total debt incurred by this joint venture in connection with a transponder capital lease being guaranteed by the Company. During the year ended December 31, 2002, the Company recognized additional equity in losses of Innova, which primarily reflected the additional funding to Innova provided by the Company in the first quarter of 2002, as well as the increase in the outstanding debt of Innova being guaranteed by the Company, as a result of the depreciation of the Mexican peso as compared to the U.S. Dollar for the year ended December 31, 2002. As of December 31, 2002, the Company's investment in Innova was represented by a liability position of Ps.852,993 thousand.

                         During the years ended December 31, 2001 and 2002, the Company's investment in Sky Multi-Country Partners has been represented by a net liability position on the Company's consolidated balance sheet. This net liability position has represented equity losses recognized in excess of the Company's capital contributions to Sky Multi-Country Partners, but not in excess of the outstanding total debt incurred by this joint venture in connection with a transponder capital lease being guaranteed by the Company. In the fourth quarter of 2002, as a result of the economic difficulties of this joint venture in South America, the Company recognized an additional equity loss of Ps.464,968 thousand to cover the outstanding total debt incurred by this joint venture being guaranteed by the Company. As of December 31, 2002, the Company's investment in Sky Multi-Country Partners was represented by a liability position of Ps.792,249 thousand.

DISCONTINUED
OPERATIONS               In  December  2001,  the Company  entered  into an
                         agreement to sell its music  recording  operations
                         to Univision,  and consummated  this sale in April
                         2002.  The Company no longer  engages in the music
                         recording   business,   and  the  results  of  the
                         Company's  music  recording  segment  for the year
                         ended  December  31,  2001 and for the  subsequent
                         period were classified as discontinued operations.
                         As  consideration  for the sale of this  business,
                         the Company received  6,000,000 shares and 100,000
                         warrants  (expiring in 2017) to purchase shares of
                         Univision  common stock,  which were recognized at
                         their  fair  value  on the  agreement  date.  As a
                         result of this transaction, the Company recognized
                         a  gain  on  disposition  of the  music  recording
                         business of Ps.1,098,334  thousand, net of related
                         costs,   expenses  and  taxes,   which  were  also
                         reflected   as   discontinued    operations.    In
                         conjunction with this disposal, the Company may have to pay certain adjustments to Univision in connection with an audit of the Music Recording business by Univision, which is in the process of being resolved by the parties. While the Company's management does not believe that any of these adjustments will be material in amount or impact, the Company can give no assurances in this regard.

MINORITY INTEREST        The minority  interest reflects the portion of the
                         operating results attributable to the interest held by third parties in the businesses which are not wholly-owned by the Company, including the Company's Cable Television, Radio (since October
                         2001), and nationwide paging businesses.

                         Minority interest decreased by Ps.97,674 to a gain of Ps.68,833 thousand for the year ended December 31, 2002 from a loss of Ps.28,841 thousand for the year ended December 31, 2001. This decrease primarily reflects a decrease in the net income of the Company's Cable Television and nationwide paging businesses for the year ended December 31, 2002, as compared to the year ended December 31, 2001.

NET INCOME               In  2002,   the   Company  had  a  net  income  of
                         Ps.807,541 thousand compared to a net income of Ps.1,422,375 thousand in 2001. The decrease of Ps.614,834 thousand is due principally to:

                         o   an increase in integral  cost of  financing of
                             Ps.176,054   thousand;
                         o an increase in restructuring and non-recurring charges of Ps.267,526 thousand;
                         o an increase in other expense net of Ps.1,446,722 thousand; and
                         o an increased equity in losses of affiliates of Ps.562,695 thousand.

                         These negative variances were partially offset by an increase in operating income of Ps.310,730 thousand; a decrease in income taxes of Ps.272,086 thousand; a net increase in income from discontinued operations of Ps.1,084,271 thousand; a decrease in cumulative loss effect of accounting change in 2001 of Ps.73,402 thousand; and a reduction in minority interest of Ps.97,674 thousand.

                         During the year ended December 31, 2002, the Company recognized certain significant non-recurring charges that unfavorably affected its net income for the year, as follows:

                         o a non-cash Ps.325,383 thousand charge in connection with the write-off of exclusive right letters for soccer players;
                         o a Ps.163,431 thousand charge related to the drawdown by DirecTV under a letter of credit posted by the Company in connection with certain broadcast arrangements and related expenses;
                         o a non-cash Ps.1,066,997 thousand charge in connection with the write-off of unamortized goodwill related to certain businesses acquired by the Company in prior years, which long-lived assets were evaluated for recoverability; and
                         o a non-cash Ps.464,968 thousand charge for the recognition of additional equity losses to cover the total outstanding capital lease debt balance of the multi-country DTH joint venture in South America being guaranteed by the Company.

                         Had these significant non-recurring charges not been recognized by the Company in the year ended December 31, 2002, the net income for the year, after the related income tax effect, would have increased to Ps.2,660,489 thousand.

RESULTS BY BUSINESS SEGMENT
---------------------------------------------------------------------------

The following  tables set forth the net sales,  EBITDA and operating income
(loss) for each of the Company's business segments for the YEARS ENDED DECEMBER 31, 2002 AND 2001:


                                                                                  Contribution to
                                   Twelve months ended December 31,                2002 segment
                                        2002              2001        % Change       revenues
                                   --------------    --------------  -----------  --------------
NET SALES
Television Broadcasting            Ps. 14,038,272    Ps. 13,445,481      4.4%          64.3%
Programming for Pay Television            608,031           543,553     11.9%           2.8%
Programming Licensing                   1,405,174         1,484,983     (5.4%)          6.4%
Publishing                              1,670,715         1,676,316     (0.3%)          7.6%
Publishing Distribution                 1,343,765           948,231     41.7%           6.1%
Cable Television                        1,108,200         1,143,932     (3.1%)          5.1%
Radio                                     187,062           249,151    (24.9%)          0.9%
Other Businesses                        1,481,611         1,607,436     (7.8%)          6.8%
                                   --------------    --------------               --------------
Segment Revenues                       21,842,830        21,099,083      3.5%         100.0%
                                                                                  ==============
Intersegment Operations(1)               (363,153)         (549,671)      -
Disposed Operations(2)                     79,592           236,170       -
                                   --------------    --------------
CONSOLIDATED REVENUES              Ps. 21,559,269    Ps. 20,785,582      3.7%
                                   ==============    ==============

-------------------------------------------------------------------------------

                                                       Twelve Months Ended December 31,
                                        2002          Margin           2001          Margin      % Change
                                   ------------     ----------    -------------    ----------    --------
EBITDA
Television Broadcasting            Ps. 5,482,451       39.1%      Ps. 5,102,620       38.0%         7.4%
Programming for Pay Television           103,335       17.0%             84,986       15.6%        21.6%
Programming Licensing                    229,457       16.3%            321,997       21.7%       (28.7%)
Publishing                               279,885       16.8%            298,565       17.8%        (6.3%)
Publishing Distribution                   14,902        1.1%             21,584        2.3%       (31.0%)
Cable Television                         324,350       29.3%            350,146       30.6%        (7.4%)
Radio                                    (29,269)     (15.6%)             6,729        2.7%          -
Other Businesses                        (153,939)     (10.4%)          (340,803)     (21.2%)       54.8%
Corporate expenses                      (143,515)      (0.7%)          (142,877)      (0.7%)       (0.4%)
                                   -------------                  -------------
Segment EBITDA                         6,107,657       28.0%          5,702,947       27.0%         7.1%
Disposed Operations(2)                    (7,640)        -               (9,307)        -             -
                                   -------------                  -------------
CONSOLIDATED EBITDA                Ps. 6,100,017       28.3%      Ps. 5,693,640       27.4%         7.1%
                                   =============                  =============

1 Intersegment operations: For segment reporting purposes, intersegment operations are included in each of the segment operations.

2 Disposed operations primarily reflects the results of operations of Merkatel, ECO, En Vivo and the Cambio Magazine in 2001 and for 2002 primarily reflects the results of operations of En Vivo and the Cambio Magazine.

                                                       Twelve Months Ended December 31,
                                        2002          Margin           2001          Margin      % Change
                                   ------------     ----------    -------------    ----------    --------
OPERATING INCOME (LOSS)
Television Broadcasting            Ps. 4,564,368       32.5%      Ps. 4,251,993       31.6%         7.3%
Programming for Pay Television            60,260       9.9%              45,302        8.3%        33.0%
Programming Licensing                    217,989       15.5%            307,153       20.7%       (29.0%)
Publishing                               252,320       15.1%            251,182       15.0%         0.5%
Publishing Distribution                   (1,854)     (0.1%)              8,544        0.9%          -
Cable Television                         201,464       18.2%            250,614       21.9%       (19.6%)
Radio                                    (45,738)     (24.5%)           (15,929)      (6.4%)     (187.1%)
Other Businesses                        (447,324)     (30.2%)          (602,128)     (37.5%)       25.7%
Corporate expenses                      (143,515)     (0.7%)           (142,877)      (0.7%)       (0.4%)
                                   -------------                  -------------
Segment Operating Income               4,657,970       21.3%          4,353,854       20.6%         7.0%
Disposed Operations(1)                    (7,640)        -              (14,254)        -            -
                                   -------------                  -------------
Consolidated Operating Income      Ps. 4,650,330       21.6%      Ps. 4,339,600       20.9%         7.2%
                                   =============                  =============


1 Disposed operations primarily reflects the results of operations of Merkatel, ECO, En Vivo and the Cambio Magazine in 2001 and for 2002 primarily reflects the results of operations of En Vivo and the Cambio Magazine.



The following  tables set forth the net sales,  EBITDA and operating income
(loss) for each of the Company's business segments for the FOURTH QUARTERS ENDED DECEMBER 31, 2002 AND 2001:

                                                                                  Contribution
                                            Three months ended December 31,        to segment
                                         2002              2001      % Change       revenues
NET SALES                              ---------        ---------    ---------    ------------
Television Broadcasting            Ps. 4,389,940    Ps. 4,206,580       4.4%         67.7%
Programming for Pay Television           169,342          153,940      10.0%          2.6%
Programming Licensing                    352,808          359,862      (2.0%)         5.5%
Publishing                               505,601          461,571       9.5%          7.8%
Publishing Distribution                  395,196          234,707      68.4%          6.1%
Cable Television                         255,548          313,730     (18.5%)         3.9%
Radio                                     50,388           52,342      (3.7%)         0.8%
Other Businesses                         365,222          372,056      (1.8%)         5.6%
                                       ----------       ----------                -----------
Segment Revenues                       6,484,045        6,154,788       5.3%         100.0%
                                                                                  ===========
Intersegment Operations(1)              (133,412)        (238,328)        -
Disposed Operations(2)                    12,396           68,356         -
                                       ----------       ----------
CONSOLIDATED REVENUES              Ps. 6,363,029    Ps. 5,984,816       6.3%
                                       ==========       ==========


1 Intersegment operations: For segment reporting purposes, intersegment operations are included in each of the segment operations.

2 Disposed  operations  primarily  reflects the results of operations of En
  Vivo and the Cambio Magazine in 2001 and for 2002 primarily reflects the results of operations of the Cambio Magazine.


                                                       Twelve Months Ended December 31,
                                        2002          Margin           2001          Margin      % Change
                                   -------------    -----------    -------------    ----------    --------
EBITDA
Television Broadcasting            Ps. 1,820,158       41.5       Ps. 1,745,054       41.5%          4.3%
Programming for Pay Television            27,655       16.3%             20,317       13.2%         36.1%
Programming Licensing                     51,467       14.6%             38,792       10.8%         32.7%
Publishing                                91,570       18.1%             81,171       17.6%         12.8%
Publishing Distribution                  (13,531)      (3.4%)            (3,398)      (1.4%)      (298.2%)
Cable Television                          69,956       27.4%            112,922       36.0%        (38.0%)
Radio                                      2,966        5.9%            (13,115)     (25.1%)          -
Other Businesses                         (48,812)     (13.4%)          (154,295)     (41.5%)        68.4%
Corporate expenses                       (29,848)      (0.5%)           (27,348)      (0.4%)        (9.1%)
                                       ----------                     ----------
Segment EBITDA                         1,971,581       30.4%          1,800,100       29.2%          9.5%
Disposed Operations(1)                    (8,725)        -               (7,029)        -             -
                                       ----------                     ----------
CONSOLIDATED EBITDA                Ps. 1,962,856       30.8%      Ps. 1,793,071       30.0%          9.5%
                                       ==========                     ==========


-------------------------------------------------------------------------------

                                                       Twelve Months Ended December 31,
                                        2002          Margin           2001          Margin      % Change
                                   -------------    -----------    -------------    ----------    --------
OPERATING INCOME (LOSS)
Television Broadcasting            Ps. 1,583,814       36.1%      Ps. 1,549,275       36.8%          2.2%
Programming for Pay Television            16,185       9.6%               9,610        6.2%         68.4%
Programming Licensing                     48,048       13.6%             34,994        9.7%         37.3%
Publishing                                83,813       16.6%             68,396       14.8%         22.5%
Publishing Distribution                  (17,908)     (4.5%)             (6,231)      (2.7%)      (187.4%)
Cable Television                          46,047       18.0%             88,657       28.3%        (48.1%)
Radio                                     (1,125)     (2.2%)            (17,484)     (33.4%)        93.6%
Other Businesses                        (133,743)     (36.6%)          (202,900)     (54.5%)        34.1%
Corporate expenses                       (29,848)     (0.5%)            (27,348)      (0.4%)        (9.1%)
                                       ----------                     ----------
Segment Operating Income               1,595,283       24.6%          1,496,969       24.3%          6.6%
Disposed Operations(1)                    (8,725)        -               (7,029)        -             -
                                       ----------                     ----------
Consolidated Operating Income      Ps. 1,586,558       24.9%      Ps. 1,489,940       24.9%          6.5%
                                       ==========                     ==========

1 Disposed  operations  primarily  reflects the results of operations of En
  Vivo and the Cambio Magazine in 2001 and for 2002 primarily reflects the results of operations of the Cambio Magazine.


TELEVISION BROADCASTING  Television  Broadcasting  sales  increased 4.4% to
                         Ps.14,038,272  thousand in 2002 from Ps.13,445,481
                         thousand in 2001. This increase is largely attributable to the transmission of the World Cup in the second quarter of 2002 and the record increase of 19.5% in our local sales driven by Channel 4. Excluding the World Cup, Television Broadcasting sales increased 1.7% in 2002. IN THE FOURTH QUARTER, Television Broadcasting sales increased 4.4% to Ps.4,389,940 thousand from Ps.4,206,580 thousand, due to higher advertising time sold.

                         Television Broadcasting cost of sales increased 2.3% mainly due to the transmission of the World Cup in the second quarter of 2002. Excluding this special event, cost of sales decreased 0.2%, due to lower costs associated with improvements and efficiencies in the production of telenovelas, newscasts and sitcoms.

                         Television Broadcasting operating income increased 7.3% related to higher sales, partially offset by higher costs associated with the transmission of the World Cup; an increase in operating expenses related to a higher provision for doubtful trade accounts; as well as higher depreciation costs due to technical and transportation equipment. Excluding the transmission of the World Cup, Television Broadcasting operating income increased 2.9%.


PROGRAMMING FOR
PAY TELEVISION           The  increase in  Programming  for Pay  Television
                         sales of 11.9% to  Ps.608,031  thousand in 2002 as
                         compared to Ps.543,553 thousand in 2001 was due to
                         higher   revenues   from   signals   sold  to  pay
                         television systems in Mexico,  partially offset by
                         lower revenues from signals sold to pay television
                         systems in Latin  America  and  Spain,  as well as
                         lower  advertising  sales.  IN THE FOURTH QUARTER,
                         Programming  for Pay  Television  sales  increased
                         10.0%, due to higher revenues from signals sold to
                         pay television systems in Mexico, partially offset
                         by  lower   revenues  from  signals  sold  to  pay
                         television systems in Latin America and Spain.

                         Programming for Pay Television operating income increased 33.0% due to higher sales, partially offset by higher signal costs and operating expenses due to an increase in the provision for doubtful trade accounts related to Latin America.

PROGRAMMING LICENSING    The  decrease in  Programming  Licensing  sales of
                         5.4% to Ps.1,405,174  thousand in 2002 compared to
                         Ps.1,484,983   thousand  in  2001  reflects  lower
                         export sales to Latin America due to the difficult
                         economic  conditions  in that region as well as in
                         Europe.  These decreases were partially  offset by
                         higher  export sales to Asia and Africa.  In 2002,
                         the   Company   received   U.S.$77.7   million  in
                         royalties from Univision, related to the Univision
                         and  Galavision  networks.  Beginning in 2003,  we
                         will receive from  Univision an additional  12% in
                         royalties   from  the  net   time   sales  of  the
                         Telefutura    network,    subject    to    certain
                         adjustments.    DURING   THE    FOURTH    QUARTER,
                         Programming Licensing sales decreased 2.0%, due to
                         lower   exports  to  Latin   America  and  Europe,
                         partially offset by higher export sales to Asia and Africa, as well.

                         Programming Licensing operating income decreased 29.0% in 2002, reflecting lower sales and an increase in selling expenses due to a higher provision for doubtful trade accounts in Latin America, partially offset by lower cost of sales and administrative expenses, associated with a cost reduction of producing, distributing and dubbing our programs.

PUBLISHING               Publishing  sales  marginally  decreased  0.3%  to
                         Ps.1,670,715  thousand  in 2002 from  Ps.1,676,316
                         thousand  in 2001  due to a lower  circulation  of
                         magazines  in the domestic  market and abroad,  as
                         well as a reduction  in the number of  advertising
                         pages  sold  in the  international  market.  These
                         decreases were partially  offset by an increase in
                         the  number  of  advertising  pages  sold  in  the
                         domestic   market   due  to  the   launch  of  new
                         magazines,   and  by  the  translation  effect  on
                         foreign-currency denominated sales which amounted to Ps.46,394 thousand. DURING THE FOURTH QUARTER,
                         Publishing sales increased 9.5% due to higher circulation and advertising pages sold in Mexico and by the translation effect on foreign-currency denominated sales which amounted to Ps.35,151 thousand, partially offset by lower circulation and advertising pages sold abroad.

                         Publishing operating income increased marginally 0.5% in 2002 as compared with 2001.

PUBLISHING DISTRIBUTION  Publishing  Distribution  sales increased 41.7% to
                         Ps.1,343,765 thousand in 2002 as compared with Ps.948,231 thousand in 2001, due to the integration of revenue from the acquisition of the operations in Chile in the second quarter. Excluding this acquisition, Publishing Distribution sales decreased 9.7%. IN THE FOURTH QUARTER, Publishing Distribution sales increased 68.4% as compared with the same period of last year, due to the acquisition in Chile mentioned above. Excluding this acquisition, Publishing Distribution sales in the fourth quarter decreased 17.8% as compared with the fourth quarter of last year.

                         Publishing Distribution operating income decreased by Ps.10,398 thousand to a loss of Ps.1,854 thousand in 2002 due to higher cost of sales and operating expenses, partially offset by higher sales reflecting the acquisition of the distribution platforms in Chile. Without this acquisition, operating income decreased by Ps.20,039 thousand to a loss of Ps.11,495 thousand as compared with 2001.

CABLE TELEVISION         Cable  Television  sales decreased 3.1% in 2002 as
                         compared with 2001.  This decrease is attributable
                         to three factors:  the negative  impact of the new
                         10% tax on telecommunications  services, effective
                         since  January  1, 2002;  the loss of  subscribers
                         during  2002  as  compared  to  last  year;  and a
                         decrease in  advertising  sales.  This decrease in
                         Cable  Television  sales was partially offset by a
                         23.1% and 10.3%  increase in the basic and digital
                         packages, respectively, as well as higher revenues
                         from  our  cable  modem  service.  IN  THE  FOURTH
                         QUARTER,  Cable  Television sales decreased 18.5%,
                         due to the reasons  mentioned above. At the end of
                         the  fourth  quarter  of  2002  basic  subscribers
                         totaled  over  412,000,   of  which  approximately
                         65,000 are digital subscribers.

                         Cable Television operating income decreased 19.6% in 2002 as compared with 2001 due to lower sales and higher signal and depreciation costs, due to the upgrading process in the network, and the acquisition of digital boxes. This decrease was partially offset by lower selling expenses related to lower marketing costs.

RADIO Radio sales decreased 24.9% in 2002 as compared to 2001 due to a decline in advertising time sold, reflecting the difficult economic environment that is adversely affecting the Mexican radio industry. IN THE FOURTH QUARTER, sales decreased 3.7% as compared with the fourth quarter of 2001.

                         Radio operating loss increased by Ps.29,809 thousand in 2002 as compared with 2001 reflecting the reduction in revenues. This decrease was partially offset by a reduction in cost of sales as well as in operating expenses, due to personnel layoffs and lower sales commissions.

OTHER BUSINESSES         The decrease in Other  Businesses sales of 7.8% in
                         2002 as compared  with 2001 was  primarily  due to
                         lower sales in the nationwide  paging business and
                         in  our  Internet  portal.  These  decreases  were
                         partially  offset  by higher  sales in the  sports
                         events and in the  distribution  of  feature  film
                         productions  businesses.  IN THE  FOURTH  QUARTER,
                         Other  Businesses  sales decreased 1.8% reflecting
                         lower  sales in the  nationwide  paging  business,
                         partially   offset   by   higher   sales   in  the
                         distribution   of  feature  films,   Internet  and
                         dubbing businesses.

                         Other Businesses operating loss decreased by Ps.154,804 thousand in 2002 as compared with 2001 due to a reduction in costs of sales and operating expenses partially offset by lower revenues.

DIRECT TO HOME SATELLITE SERVICES
---------------------------------------------------------------------------

SKY Innova, S. de R.L. de C.V., the pay-TV market leader in Mexico, providing direct-to-home (DTH) satellite television services under the SKY brand name, reported results for the fourth quarter and full year 2002. Financial and operating highlights are as follows:

                         o Gross active subscribers increased 2.0% to 705,900 as of December 31, 2002 from 692,000 at the end of the previous year.

                         o EBITDA for the full year 2002 increased 37.0% to Ps.934.1 million from Ps.681.8 million for the prior year. As a result, EBITDA margin increased 30.8% from 20.8% to 27.2%.

                         o EBIT for the full year 2002 improved Ps.275.7 million to Ps.9.0 million from an operating loss of Ps.266.7 million for the prior year. As a result, EBIT margin substantially increased from a negative 8.2% to a positive 0.3%.

                         o   Sky  did  not   require   funding   from   its
                             shareholders during the last three quarters of 2002.

                         o Sky continues to offer the highest quality content in the Mexican pay TV industry.

                         For further reference, see the Innova, S. de R.L. de C.V. fourth quarter and full year 2002 results press release.

OTHER RELATED INFORMATION
---------------------------------------------------------------------------
CAPITAL EXPENDITURES,
ACQUISITIONS AND
INVESTMENTS              During 2002,  the Company  invested  approximately
                         U.S.$135.2   million   in   property,   plant  and
                         equipment   as  capital   expenditures   of  which
                         approximately U.S.$18.8 million is related to Cablevision. Additionally, in the last year the Company invested approximately U.S.$32.5 in our DTH ventures (U.S.$17.7 million in the Mexico DTH venture, Innova, in the form of long-term loans and U.S.$14.8 million in the Multi-Country DTH venture in South America).

                         In October 2002, the Company acquired 40% of OCESA Entretenimiento S.A. de C.V., a newly formed subsidiary of Corporacion Interamericana de Entretenimiento, S.A. de C.V. (CIE), that owns all of the assets related to CIE's live entertainment business unit in Mexico, for U.S.$107.2 million. Grupo Televisa made an initial payment of approximately U.S.$67 million and it is expected that the remaining balance will be paid during the first quarter of 2003.

DEBT As of December 31, 2002, the Company's long-term debt amounted to Ps.13,345,215 thousand, and its current debt was Ps.1,239,880 thousand, as compared to Ps.13,550,537 thousand and Ps.353,889 thousand, respectively, as of December 31, 2001.

                         Effective March 1, 2002, the Company designated its net investment in shares of Univision as an effective hedge of both its U.S.$300 million
                         Senior Notes due in 2011 and U.S.$300 million Senior Notes due in 2032. Consequently, beginning March 1, 2002, any foreign exchange gain or loss attributable to this U.S. dollar long-term debt will be credited or charged directly to other comprehensive income or loss in stockholders' equity, as being hedged by the Company's net investment in shares of Univision.

SHARE BUYBACK
PROGRAM In September 2002, the Company announced a share repurchase program. Under the terms of the program, the Company may, at management's discretion, acquire stock subject to legal, market and other conditions at the time of purchase. The Company started repurchasing shares in 2003, and as of February 26, 2003, 19,030,200 shares in the form of 6,343,400 CPOs had been repurchased by the Company under this program for an aggregate amount of Ps.84,631 thousand.

DIVIDEND PAYMENT         The Board of Directors decided today to propose at
                         our next  shareholder  meeting an annual  dividend
                         payment plan,  starting in 2003. The amount of the
                         dividend  payments  will be  proposed on an annual
                         basis  by the  Board  of  Directors  based  on the
                         Company's   results   of   operations,   financial
                         condition, investments and other relevant factors.
                         For 2003, the Board decided to propose the payment of a dividend in the amount of Ps.550 million.

ADVERTISING SALES
PLAN As of December 31, 2002, we had received aggregate upfront advertising deposits for television advertising of approximately Ps.11,305 million. The deposits as of December 31, 2002 represented a 7.9% nominal increase, or 2.4% in real terms, as compared to the prior year.

                         Approximately 62.6% of the advanced payment deposits as of December 31, 2002 were in the form of short-term, non-interest bearing notes receivable the following year, with the remainder consisting of cash deposits. The weighted average maturity of these notes on December 31, 2002 was
                         3.5 months. In comparison, approximately 60.6% of the deposits as of December 31, 2001, were in the form of short-term, non-interest bearing notes, with the remainder consisting of cash deposits. The weighted average maturity of these notes on December 31, 2001 was 4.0 months.

TELEVISION RATINGS AND
AUDIENCE SHARE           National urban RATINGS and AUDIENCE SHARE reported
                         by IBOPE confirm that in 2002, Televisa increased its ratings and audience share. During prime-time, audience share amounted to 72.5%; from 16:00 to 23:00 hours, audience share amounted to 72.4%; and in sign-on to sign-off, audience share amounted to 74.4%.

                         In 2002, Televisa aired 93 of the 100 most popular programs. Channel 2 continues to be the leader in Mexican television largely due to the success of the following telenovelas: "El Manantial," "Salome," "Entre el Amor y el Odio" and "Las Vias del Amor."

OUTLOOK FOR 2003         Assuming a continued  gradual  improvement  in the
                         economic  climate,   we  believe  that  Television
                         Broadcasting   sales   will   reflect  a  marginal
                         increase in the first quarter of 2003, as compared
                         to the first  quarter  of last  year.  This  trend
                         should  gain  momentum  in the  second  quarter of
                         2003, during Mexico's mid-term election season and
                         the resulting political advertising campaigns. For
                         the  full  year   2003,   we   expect   Television
                         Broadcasting  sales to  increase in the low single
                         digit  range,  and  Television   Broadcasting  and
                         Consolidated EBITDA margin to be at 40% and 30%, respectively.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 1. Description of Business - Cautionary Statement" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially for those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

  (Please see attached tables for financial information and ratings data)

                                    ###
    Contacts:

    IN MEXICO:                            IN U.S. & EUROPE:
      ALBERTO ISLAS                         ADAM MILLER / ROBERT MALIN
      Grupo Televisa, S.A.                  The Abernathy MacGregor Group
      Av. Vasco de Quiroga No. 2000         501 Madison Avenue
      Colonia Santa Fe                      New York, NY 10022
      01210 Mexico, D.F.                    (212) 371-5999
      (5255) 5261-2000


                           GRUPO TELEVISA, S. A.
        CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
  (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002)


                               ASSETS

                                                    December 31,       December 31,
                                                        2002              2001
                                                    (Unaudited)         (Audited)
                                                  --------------     --------------
Current:
      Available:
            Cash                                  Ps.  1,613,176     Ps.    513,376
            Temporary investments                      7,173,633          5,432,399
                                                  --------------     --------------
                                                       8,786,809          5,945,775

      Trade notes and accounts receivable-net          9,563,636          9,268,759
      Other accounts and notes receivable-net            860,720            952,628
      Due from affiliated companies-net                  361,941            435,247
      Transmission rights, programs,
        films and production talent advances           4,638,431          4,282,478
      Inventories                                        508,684            562,871
      Other current assets                               417,325            603,389
      Current assets of discontinued operations             -               729,650
                                                  --------------     --------------
            Total current assets                      25,137,546         22,780,797

Transmission rights, programs and films                3,619,111          3,633,503
Investments                                            1,438,695          4,233,553
Property, plant and equipment-net                     14,688,162         14,173,640
Goodwill and trademarks-net                            7,966,199          3,053,495
Deferred costs-net                                     2,081,424          2,289,338
Other assets                                             371,395            690,821
Non-current assets of discontinued operations               -                40,837
                                                  --------------     --------------
            Total assets                          Ps. 55,302,532     Ps. 50,895,984
                                                  ==============     ==============



                           GRUPO TELEVISA, S. A.
        CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
  (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002)

                                LIABILITIES
                                                           December 31,       December 31,
                                                               2002              2001
                                                           (Unaudited)         (Audited)
                                                         --------------     --------------
Current:
      Current portion of long-term debt                  Ps.  1,239,880     Ps.    353,889
      Trade accounts payable                                  2,228,507          2,083,571
      Taxes payable                                             886,387            285,787
      Accrued interest                                          307,468            220,092
      Other accrued liabilities                               1,148,484            656,364
      Current liabilities of discontinued operations             -                 179,824
                                                         --------------     --------------
            Total current liabilities                         5,810,726          3,779,527
                                                         --------------     --------------
Long-term:
      Long-term debt                                         13,345,215         13,550,537
      Other long-term liabilities                               771,879            482,452
                                                         --------------     --------------
            Total long-term liabilities                      14,117,094         14,032,989
                                                         --------------     --------------
Deferred credits:
      Customer deposits and advances                         11,768,381         11,416,678
                                                         --------------     --------------
Other liabilities:
      Deferred taxes                                          2,057,207          1,830,814
      Pension plans and seniority premiums                       70,838             39,477
                                                         --------------     --------------
                                                              2,128,045          1,870,291
                                                         --------------     --------------
            Total liabilities                                33,824,246         31,099,485
                                                         --------------     --------------

                            STOCKHOLDERS' EQUITY

Contributed capital:
      Capital stock, no par value:
            Issued                                            7,613,827          7,613,820
            Repurchased                                        (245,121)          (238,529)
                                                         --------------     --------------
            Outstanding                                       7,368,706          7,375,291
      Additional paid-in capital                                216,458            216,056
                                                         --------------     --------------
                                                              7,585,164          7,591,347
                                                         --------------     --------------
Earned capital:
      Legal reserve                                           1,184,044          1,112,925
      Reserve for repurchase of shares                        5,516,855          5,516,855
      Unappropiated earnings                                 10,196,964          8,876,211
      Accumulated other comprehensive loss                   (4,951,858)        (5,754,643)
      Net income for the year                                   807,541          1,422,375
                                                         --------------     --------------
                                                             12,753,546         11,173,723
                                                         --------------     --------------
            Total majority interest                          20,338,710         18,765,070
Minority interest                                             1,139,576          1,031,429
                                                         --------------     --------------
            Total stockholders' equity                       21,478,286         19,796,499
                                                         --------------     --------------
            Total liabilities and stockholders' equity   Ps. 55,302,532     Ps. 50,895,984
                                                         ==============     ==============



                           GRUPO TELEVISA, S. A.
     CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND TWELVE MONTHS
                      ENDED DECEMBER 31, 2002 AND 2001
 (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2002)

                                                 Three months ended December 31,   Twelve months ended December 31,
                                                      2002              2001              2002            2001
                                                  (Unaudited)       (Unaudited)       (Unaudited)       (Audited)
                                                 -------------    --------------    --------------   --------------
Net sales                                        Ps. 6,363,029    Ps.  5,984,816    Ps. 21,559,269   Ps. 20,785,582

Cost of sales                                        3,538,112         3,382,693        12,418,087       12,094,542
                                                 -------------    --------------    --------------   --------------
      Gross profit                                   2,824,917         2,602,123         9,141,182        8,691,040
                                                 -------------    --------------    --------------   --------------
Operating expenses:
      Selling                                          508,726           446,298         1,685,546        1,574,068
      Administrative                                   353,335           362,754         1,355,619        1,423,332
                                                 -------------    --------------    --------------   --------------
                                                       862,061           809,052         3,041,165        2,997,400
                                                 -------------    --------------    --------------   --------------
EBITDA*                                              1,962,856         1,793,071         6,100,017        5,693,640
Depreciation and amortization                          376,298           303,131         1,449,687        1,354,040
                                                 -------------    --------------    --------------   --------------
Operating income                                     1,586,558         1,489,940         4,650,330        4,339,600
                                                 -------------    --------------    --------------   --------------
Integral cost of (income from) financing:
      Interest expense                                 304,535           239,465         1,181,504        1,102,268
      Restatement of Investment Units ("UDIs")          64,472            49,196           189,649          171,040
      Interest income                                 (128,787)         (183,267)         (589,627)        (978,417)
      Foreign exchange loss (gain) - net                93,770           (99,621)          584,396         (143,608)
      Foreign exchange loss hedged                    (141,078)             -             (795,225)            -
      Forward exchange contracts                          -               6,125               -             106,268
      (Gain) loss from monetary position - net         (72,217)          (90,312)           42,275          179,367
                                                 -------------    --------------    --------------   --------------
                                                       120,695           (78,414)          612,972          436,918
                                                 -------------    --------------    --------------   --------------
Restructuring and non-recurring charges                238,765            84,976           841,863          574,337
                                                 -------------    --------------    --------------   --------------
Other expense-net                                    1,471,243           233,439         2,141,208          694,486
                                                 -------------    --------------    --------------   --------------
      (Loss) income before taxes                      (244,145)        1,249,939         1,054,287        2,633,859
                                                 -------------    --------------    --------------   --------------

Income tax and assets tax - current                    275,793           176,195           898,608          727,283
Employees' profit sharing - current                   (135,728)           89,879          (603,357)        (178,572)
Deferred income taxes                                  (16,862)           (1,463)            4,096           22,722
                                                 -------------    --------------    --------------   --------------
                                                       123,203           264,611           299,347          571,433
                                                 -------------    --------------    --------------   --------------
      (Loss) income  before equity in results
         of  affiliates,  discontinued
         operations, cumulative effect of
         accounting change and minority interest      (367,348)          985,328           754,940        2,062,426
Equity in losses of affiliates - net                  (598,754)          (84,624)       (1,114,566)        (551,871)
(Loss) income from discontinued operations-net          (1,949)            6,022         1,098,334           14,063
Cumulative gain (loss) effect of accounting
  change - net                                             -                 515             -              (73,402)
Minority interest                                       99,921            46,804            68,833          (28,841)
                                                 -------------    --------------    --------------   --------------
      Net (loss) income                          Ps.  (868,130)   Ps.    954,045    Ps.    807,541   Ps.  1,422,375
                                                 =============    ==============    ==============   ==============

(*) EBITDA is defined as operating income before depreciation and amortization.

GRUPO TELEVISA, S. A.



                                                NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 1Q, 2Q, 3Q AND 4Q 2002
                                                 (SIGN-ON TO SIGN-OFF -- 6:00 AM TO MIDNIGHT) (1) MONDAY TO SUNDAY

                                                               2002
                     Jan   Feb    Mar    1 Q   Apr   May    Jun    2 Q    Jul    Aug    Sep    3 Q   Oct    Nov   Dec    4 Q     FY
CHANNEL 2
RATING              12.8   12.3   11.6  12.2  12.2   12.0   12.3   12.2   12.2   11.8   11.6  11.9   11.5  11.3   10.5   11.1   11.8
SHARE (%)           33.2   32.5   30.8  32.1  32.4   32.3   33.1   32.6   31.8   31.3   31.0  31.4   30.8  29.7   29.6   30.0   31.5
TOTAL TELEVISA(2)
RATING              28.2   28.1   28.3  28.2  28.7   29.1   28.4   28.7   29.7   27.6   27.3  28.2   26.9  27.3   25.6   26.6   27.9
SHARE (%)           73.0   74.2   75.0  74.1  76.5   78.0   76.1   76.9   77.6   73.5   72.9  74.6   72.1  71.5   72.3   71.9   74.4



                                                NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 1Q, 2Q, 3Q AND 4Q 2002
                                                             (4:00 PM TO 11:00PM) (1) MONDAY TO SUNDAY

                                                               2002
                     Jan   Feb    Mar    1 Q   Apr   May    Jun    2 Q    Jul    Aug    Sep    3 Q   Oct    Nov   Dec    4 Q     FY
CHANNEL 2
RATING              20.0   18.9   17.3  18.7  17.6   18.2   18.3   18.0   18.2   17.9   17.8  18.0   17.5  17.6   15.6   16.9   17.9
SHARE (%)           35.0   34.2   31.4  33.6  32.2   33.6   34.7   33.5   33.0   33.1   32.6  32.9   31.6  30.9   30.1   30.9   32.7
TOTAL TELEVISA(2)
RATING              40.1   39.8   39.8  39.9  40.9   41.6   39.7   40.7   42.3   38.4   38.5  39.8   38.2  39.5   36.5   38.1   39.6
SHARE (%)           70.3   71.9   72.5  71.6  74.6   76.9   75.2   75.6   76.5   71.3   70.7  72.9   69.2  69.2   70.6   69.7   72.4



                                                NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 1Q, 2Q, 3Q AND 4Q 2002
                                                (TELEVISA PRIME-TIME--7:00 PM TO 11:00P.M.) (1) (3) MONDAY TO FRIDAY

                                                               2002
                     Jan   Feb    Mar    1 Q   Apr   May    Jun    2 Q    Jul    Aug    Sep    3 Q   Oct    Nov   Dec    4 Q     FY
CHANNEL 2
RATING              24.5   23.7   21.1  23.1  21.5   21.6   21.9   21.7   20.8   22.3   22.8  22.0   21.4  21.0   19.4   20.6   21.8
SHARE (%)           37.2   36.8   33.4  35.8  34.1   35.2   36.7   35.4   33.6   37.2   37.2  36.0   34.7  32.6   33.2   33.5   35.2
TOTAL TELEVISA(2)
RATING              44.9   44.9   45.0  44.9  46.5   47.9   45.5   46.6   48.0   43.5   43.7  45.1   42.3  45.2   42.6   43.3   45.0
SHARE (%)           68.1   69.9   71.3  69.8  73.9   77.9   76.4   76.1   77.5   72.5   71.2  73.7   68.4  70.1   73.0   70.5   72.5

-----------------

NOTES:
1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 24 other cities with a population over 400,000. "Ratings" for a period refers to the number of television sets tuned into a television channel as a percentage of the total number of all television households and "audience share" means the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 are generally broadcast in 10 of the 26 cities other than Mexico City that are covered by national surveys, and programming on Channel 9 affiliates are broadcast in 22 of such cities.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates.
